Exhibit 99.1



For immediate release

New RETAANE® Clinical Study Data
Reported at Macula Society Meeting

FORT WORTH, Texas – February 25, 2005 – Alcon, Inc. (NYSE:ACL) reported the results of a clinical pharmacokinetic (PK) study evaluating the effectiveness of a counter pressure device (CPD) it developed to control reflux during the administration of **RETAANE®** 15mg (anecortave acetate for depot suspension) by posterior juxtascleral depot (PJD). The results of this PK study demonstrated that the CPD was effective in controlling drug reflux in 100 percent of the study participants. Reflux occurs when a portion of the drug leaks back out through the small incision in the conjunctiva during or immediately following the PJD procedure. Henry L. Hudson, M.D. of Tucson, Ariz., and Donald Roy, M.D. of Fresno, Calif., conducted the study. Allen C. Ho, M.D. of Philadelphia, Pa., presented the data at the 28th Annual Macula Society Meeting in Key Biscayne, Fla.

In addition to measuring reflux, the study also measured the concentration of drug in blood plasma to confirm that effectively controlling reflux correlated with a higher level of drug absorption. The results of this study supported this relationship, as the patients in this study had higher concentrations of drug than did patients in previous trials who experienced drug reflux. These data establish that PJD administration of **RETAANE®** depot using the CPD results in effective delivery of the drug.

"With Alcon's new counter pressure device, reflux was effectively controlled during administration of **RETAANE®** in Dr. Hudson's and Dr. Roy's study," said Dr. Ho. "These positive results clearly demonstrate that Alcon has successfully resolved drug reflux. Now physicians and patients can expect to have a sufficient amount of drug to last for the entire six-month treatment interval."

Stella Robertson, PhD, vice president of ophthalmic research and development at Alcon, added, "This study responds to the FDA's specific request that we demonstrate that reflux can be controlled with the counter pressure device, and its success should mitigate any concern about reflux. We know from our phase III data that 57 percent of patients who experienced no reflux and were treated with **RETAANE®** within six months maintained their vision, compared to 49 percent of patients treated with VISUDYNE®*; and these results met the seven percent non-inferiority standard originally assigned to the trial. Furthermore, the overall results of our phase III trial meet a 14 percent criterion more specific to the patients evaluated in the study."

In addition the company announced the U.S. Food and Drug Administration (FDA) accepted its New Drug Application (NDA) for **RETAANE®** depot as fileable and has confirmed a priority review assignment. Based on the date of its submission, Alcon expects an FDA decision in late-May.

About AMD

Age-related macular degeneration is an eye disease that causes damage to the macula – the light-sensitive cells at the center of the retina at the back of the eye. The macula is responsible for central vision, allowing people to perceive colors sharply and to see with enough detail to read, drive, watch television and perform other activities that require focused, straight-ahead vision. Central vision enables people to maintain independence in daily activities.

There are two types of AMD – "dry," or non-exudative, and "wet," or exudative. Although the wet form of AMD constitutes only 10-15 percent of all AMD cases, it is responsible for 90 percent of blindness attributable to this condition. Today, wet AMD is the leading cause of blindness in industrialized nations in people over the age of 50.

About *RETAANE*® Depot

RETAANE® 15mg (anecortave acetate for depot suspension) is an investigational treatment for preserving the vision of patients with wet age-related macular degeneration (AMD), a disease that affects as many as one in three people aged 75 or older. Anecortave acetate, the active ingredient in **RETAANE®** depot, is an angiostatic cortisene that inhibits the abnormal growth of blood vessels – a process scientifically known as angiogenesis. **RETAANE®** depot works by blocking the effect of multiple angiogenic growth factors and by preventing the weakening of blood vessel walls, which reduces the migration of cells that leads to the formation of abnormal blood vessels. **RETAANE®** depot is administered onto the outer surface of the back of the eye at six-month intervals using a procedure called posterior juxtascleral depot.

About Alcon

Alcon, Inc. is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for over 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon has been conducting retinal research for more than 15 years and is the world's leading provider of surgical equipment used by vitreoretinal specialists who treat patients with AMD and other retinal diseases.

*VISUDYNE® is a registered trademark of Novartis AG.

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Caution Concerning Forward-Looking Statements.

*This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating principally to our ability to gain FDA approval of **RETAANE®** depot and to the expected benefits of **RETAANE®** depot in treating exudative age-related macular degeneration (AMD). These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward- looking statements. Factors that might cause future results to differ include, but are not limited to, the following: we may never gain approval of **RETAANE®** depot or approval of the NDA may take longer than we expect; treatments developed by other companies may reach the market sooner or prove to be more effective*

*than **RETAANE**® depot; challenges inherent in new product marketing; and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward- looking statements, whether to reflect new information or future events or circumstances or otherwise.*

For information, contact:
Doug MacHatton (Alcon Investor Relations)
800-400-8599
investor.relations@alconlabs.com

Shannon Caudill, Porter Novelli (Public Relations)
312-856-8892
shannon.caudill@porternovelli.com

www.alconinc.com